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                             May 18, 2021

       C. David Cone
       Executive Vice President and Chief Financial Officer
       Taylor Morrison Home Corporation
       4900 N. Scottsdale Road
       Suite 6000
       Scottsdale, AZ 85251

                                                        Re: Taylor Morrison
Home Corp
                                                            Form 10-K for the
Fiscal Year Ending December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-35873

       Dear Mr. Cone:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ending December 31, 2020

       Management's Discussion and Analysis
       Factors Affecting Comparability of Results, page 35

   1. We note your disclosure stating you recognized $74.1 million of expense related to purchase accounting for
WLH. Please clarify for us what these purchase adjustments
                                                        represent, why they
were recorded as adjustments to expense, and how the amounts were determined. Cite any
relevant accounting literature in your response.
       Item 8. Financial Statements and Supplementary Data
       5. Real Estate Inventory and Land Deposits, page 77

   2. We note your disclosure on page 37 that you may be exposed to financial and other penalties if you fail
to purchase land subject to land banking arrangements. Please clarify
 C. David Cone
Taylor Morrison Home Corporation
May 18, 2021
Page 2
         for us whether the amount you disclosed as your maximum exposure to loss related to these arrangements includes the potential financial and other penalties.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Robert Telewicz,
Accounting Branch Chief at 202-551-3438 with any questions.



FirstName LastNameC. David Cone                             Sincerely,
Comapany NameTaylor Morrison Home Corporation
                                                            Division of
Corporation Finance
May 18, 2021 Page 2                                         Office of Real
Estate & Construction
FirstName LastName